Argo Group: Driving Growth and Value for Shareholders

May 2019



ARGO
GROUP

Forward-Looking Statements

This presentation may include forward-looking statements, both with respect to Argo Group and its industry, that reflect our current views with respect to future events and financial performance. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track,” and similar expressions of a future or forward-looking nature. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Argo Group’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) unpredictability and severity of catastrophic events; 2) rating agency actions; 3) adequacy of our risk management and loss limitation methods; 4) cyclicality of demand and pricing in the insurance and reinsurance markets; 5) statutory or regulatory developments including tax policy, reinsurance and other regulatory matters; 6) our ability to implement our business strategy; 7) adequacy of our loss reserves; 8) continued availability of capital and financial resources; 9) retention of key personnel; 10) competition; 11) potential loss of business from one or more major insurance or reinsurance brokers; 12) our ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures, and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 13) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates, and foreign currency exchange rates); 14) the integration of businesses we may acquire or new business ventures we may start; 15) the effect on our investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 16) acts of terrorism or outbreak of war; 17) shareholder activism and 18) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.

In addition, any estimates relating to loss events involve the exercise of considerable judgments and reflect a combination of ground-up evaluations, information available to date from brokers, market intelligence, initial tentative loss reports, and other sources. The actuarial range of reserves and management’s best estimate is based on our then-current state of knowledge including explicit and implicit assumptions relating to the pattern of claim development, the expected ultimate settlement amount, inflation and dependencies between lines of business. Our internal models are used to consider the distribution for reserving risk around this best estimate and predict the potential range of outcomes. However, due to the complexity of factors contributing to the losses and preliminary nature of the information used to prepare these estimates, there can be no assurance that Argo Group’s ultimate losses will remain within the stated amount.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and other documents of Argo Group on file with or furnished to the U.S. Securities and Exchange Commissions (“SEC”). Any forward-looking statements made in this presentation are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Argo Group will be realized, or even if substantially realized, that they will have the expected consequences to or effects on, Argo Group or its business or operations. Except as required by law, Argo Group undertakes no obligation to update publicly or revise forward-looking statements, whether as a result of new information, future developments or otherwise.

ARGO GROUP

Argo Group – Maximizing Value for Shareholders Through Commitment to Strong Stewardship

Strategy Driving Shareholder Value	**Company performance is top among peers and exceptional relative to the market overall**
Our Board's Commitment to Shareholders and Good Governance	**Our Board of Directors is committed to ensuring strong corporate governance practices including its proactive refreshment program and shareholder-friendly governance practices**
Voce's Campaign of Misinformation and Falsehoods	**Voce has deliberately avoided the truth in order to engage in a campaign of misinformation and outright falsehoods with the hopes of creating an overwhelming appearance of impropriety as a means to gain Board seats**

The truth is that our oversight and governance of the company is strong and serves investors well. Argo has the right Board and management team to continue our best-in-class performance and stewardship.

ARGO GROUP

Argo's Board and Management Team Consistently Delivers Shareholder Value

Our Board and management team have built a distinctive specialty insurance franchise that delivers sustainable long-term shareholder value through top line growth and continuous improvement in operating performance

- **Best-in-class total shareholder returns**
  - Argo 1-year total shareholder return of 35.9% vs. peer median[1] of 11.8%
  - Argo 3-year total shareholder return of 88.8% vs. peer median[1] of 43.8%
  - Argo 5-year total shareholder return of 164.5% vs. peer median[1] of 74.0%
- **Execution: Our fundamental operating strategy has and is driving results and value creation**
  - Q1'19 ROAE of 20.1%, adjusted operating ROAE of 9.1%, combined ratio of 94.8% (below 100% drives profitability)
  - Proven track record of delivering profitable growth: 5-year gross written premium CAGR of 9.4%[2]
  - From 12/31/10 to 3/31/19, GAAP book value grew from $1.6BN to $1.9BN and $655 million of capital was returned to shareholders
- **Positive outlook and clear priorities: Argo has a well-defined strategic plan and targets to continue to drive economic value for all shareholders**
  - Underwriting margin: 5% - best-in-class; 100bps improvement per year for the next two years driven by expense ratio improvements
  - ROAE: risk free rate plus 700bps – 10% currently; excess of cost of capital
  - BVPS Growth: 10%+ reflecting ROAE target and investment contribution
- **Shareholder value: Argo has delivered superior total shareholder return over the past five years and our positive financial outlook supports continued value creation for shareholders**

Source: SNL Financial and FactSet. Market data as of 4/30/19.
Note: Total shareholder return includes the reinvestment of dividends on the ex-date.
(1) Represents the median of operating peers, which include Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.
(2) 5 year growth based on 2013 – 2018.

ARGO GROUP

Superior Total Shareholder Returns

1-Year Total Shareholder Return



ARGO GROUP
36%
S&P 500
13%
Peers 2
12%

As of Voce 13D Filing[1]
26%
(2)%
3%

3-Year Total Shareholder Return



ARGO GROUP
89%
S&P 500
52%
Peers 2
44%

As of Voce 13D Filing[1]
54%
48%
31%

5-Year Total Shareholder Return



ARGO GROUP
164%
S&P 500
73%
Peers 2
74%

As of Voce 13D Filing[1]
121%
68%
86%

Source: SNL Financial and FactSet. Market data as of 4/30/19.
Note: Total shareholder return includes the reinvestment of dividends on the ex-date.
(1) Represents market data as of 2/1/19, one trading day before Voce Schedule 13D filing on 2/4/19.
(2) Represents the median of operating peers, which include Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.

Our Board's Commitment to Stewardship

Argo's Board **is keenly involved in approving corporate strategies, executive compensation and oversight of the risks and opportunities** embedded in our business. **Thoughtful Board composition and refreshment is and has been a priority**

We have **strong and sound corporate governance practices** designed to promote shareholder interests

Our Board has demonstrated we have the necessary mix of skills to oversee near- and long-term strategy, including **deep insurance industry knowledge, significant finance and capital markets expertise, and business operations backgrounds**

We have **proactively added directors with diverse backgrounds and perspectives,** broadening our range of representation while enhancing the digital strategy, global operations, and corporate governance expertise of our Board. We are currently onboarding 5 of 13, rotating our committee chairs

The Board's oversight is greatly enhanced by the **insight that our longer-tenured directors provide in an industry marked by its long business cycles**

Our highly independent Board ensures the **alignment of company strategy with shareholder value creation**

Voce’s Campaign of Misinformation and Falsehoods

- ✗ Voce has not engaged in constructive dialogue with Argo or shown any credible ideas to promote long-term shareholder value
- ✗ Voce’s nominees are not additive to our director mix either in terms of skills or depth of high quality industry experience
- ✗ Voce's is attempting to disrupt an effective board refreshment process that is deliberate, well-crafted, and introduces fresh thinking, all while driving continuing performance in key elements of our successful strategy. Such disruption is not in Argo's shareholders' interest
- ✗ Voce’s proposal to remove directors with deep institutional knowledge will only disrupt continuity and succession planning
- ✗ Voce’s allegations are false and misleading, and show a lack of due diligence and basic understanding of the Company and industry
- ✗ Voce has a track record of destroying shareholder value at the companies it targets
- ✗ Voce is a short-term investor, selling its stakes on average after 1.75 – 2.25 years

Today's Agenda

1. Argo Overview
2. Argo has Generated Superior Shareholder Returns
3. Argo's Fundamental Operating Strategy is Delivering Results
4. Our Board's Commitment to Investor Stewardship
5. Voce's Campaign
6. Concluding Remarks

Distinctive Specialty Property & Casualty Insurance Platform

- **Global underwriter of specialty insurance and reinsurance**
  - Trailing Twelve Months (“TTM”) Gross Written Premiums (“GWP”): $3BN
- **Strategically located in major insurance centers**
  - Across the U.S. | Bermuda | London
  - Selected international insurance centers
- **Established presence in desirable markets**
  - Differentiated U.S. specialty franchise
  - Lloyd’s Syndicate operations grant solid strategic position
  - Strong Bermuda insurance and reinsurance platforms
- **Diversified by product, geography and profit streams**
- **Broad and strong producer relationships**
  - Agents, brokers, wholesalers and coverholders
- **“A” (Excellent) A.M. Best rating, stable outlook**
- **“A-” (Strong) S&P rating, positive outlook**

NWP Mix by:

Business Type



~9%
~91%

Primary Insurance
Reinsurance

Geography



10%
7%
19%
64%

United States
London
Bermuda
Brazil, Asia and Europe

2018 NWP: $1,766MM

Business Mix Evolution Through M&A and Organic Growth



5%
32%
62%

Other Comm'l
Workers’ Comp.
Public Entity

2002 GWP: $622MM



18%
24%
5%
5%
5%
6%
6%
14%
16%

Excess & Surplus
Property
Professional Lines
Marine & Energy
Fronting
Surety
Public Entity
Specialty Programs
Other[1]

2018 GWP: $2,955MM

(1) Other includes mining, personal accident, environmental, transportation and other specialty and casualty, each of which makes up less than 5% of total GWP.

Benefits Derived From a Truly Global Insurance Organization

Distribution Partner relationships enhanced affording increased relevance and influence with both global brokers and reinsurance brokers

Highlights

+17%	+43%
Global YoY Grow/Maintain Producer Growth (+$247MM)	International (ex. Lloyd's) Top 25 Producer YoY Growth (+$193MM)



Brand Enrichment facilitating high quality talent acquisition and development, fostering innovation and gathering insight across multiple platforms to leverage best practices across and throughout a broader/diverse organization

Highlights

>5%	+30%
Of all new employees in past five years from outside insurance industry	Premium growth through Protector platform in Bermuda, tool now introduced into US Market

Profitable Growth Opportunities amplified, providing diversification (spread of risk) and reducing volatility of insurance cycles while allowing more efficient use of capital

Highlights

+54%	+15%
Growth in property lines from international platforms	Growth in surety unit from international platform

Capital and Tax Efficiencies as a result of access to multiple platforms

Highlights

50%	>30%
Of capital provided by third-party capital providers in London / Bermuda	Reduction in effective tax rate

Amplify "share of wallet" through expanded product and service offerings to multi-national clients and/or more sophisticated domestic buyers of risk management solutions

Highlights

$200MM	+7%
Increase in risk management solutions business	Growth from top brokers

Innovative and Diverse Operations

Geographic and product line diversification prevents dependency on any single market and provides broad spread of risk and earnings streams

U.S. Operations

Leading Performance With 5-Year Average Combined Ratio of 89.7%[1]

- **Leader in selected U.S. specialty commercial lines**
  - 20+ year underwriting history
  - Strong relationships with national and local wholesale brokers
  - Target non-standard risks with focus on small/medium accounts
  - 2013 – 2018 gross written premium growth from $1.0 billion to $1.7 billion, combined ratio over the period averaged under 90%
- **Sizable amount of business distributed through retail brokers / agents**
  - Argo Pro – Customer service focused D&O and E&O specialty platform
  - Trident – Small and medium sized public-sector U.S. entities
  - Rockwood – Designs custom workers comp and other programs for businesses in the mining sector
  - Surety – Top 20 commercial underwriter

International Operations

Growing Platform With Robust 5-Year Premium CAGR of 8%[1]

- **Well-established multi-class Lloyd's Syndicate platform**
  - A top Lloyd's Syndicate platform by stamp capacity with multi-class expertise
  - Regional offices in Bermuda, Dubai, Singapore and Shanghai
- **Strong Bermuda trading platform**
  - Includes property insurance and reinsurance business in Bermuda
  - Seasoned book of mid / large account professional lines and excess casualty business
- **Strategic growth opportunities**
  - Leveraging Argo's underwriting expertise through local presence in Europe and Brazil
  - Building diversity through international expansion
  - A growing portion of the Brazil business being distributed via digital channels through the in-house Protector platform

ARGO DIGITAL

Transforming Argo into a digital-first carrier using a unique thesis-driven and iterative approach

(1) 5 year average based on 2014 – 2018.

International Segment has been a Key Contributor to Argo's Results

Operating Income After-Tax


International Operating Income Contribution:
38%
37%
26%
NM
21%
31%
Global Catastrophe Activity – Hurricanes Harvey, Irma and Maria, Mexico earthquake, California wildfires
$165
$62
$103
$159
$59
$100
$189
$50
$140
$62
$136
($74)
$172
$36
$136
$52
$15
$36
2014
2015
2016
2017
2018
1Q 2019
U.S. Operations
International Operations

All data in millions.
Note: Operating Income excludes run-off and corporate overhead.

Evolution of Argo

Argo has delivered sustainable and increasingly profitable premium growth through both organic channels and a disciplined M&A strategy


Gross Written Premium
10% CAGR
vs. 2.8% U.S. Commercial P&C CAGR1
$622
$2,955
2002
First full year following acquisition of our Excess / Surplus Line business and Rockwood – establishing modern Argo Group
2007
Argonaut merges with PXRE (Reinsurance) and Rebrands as Argo Group
Argo Re is formed
2008
Acquired Underwriting Agency / Syndicate 1200 acquired
2010
Reinstated ordinary dividend and began share repurchase program
2017
Ariel Re acquired to enhance scale and third party origination business
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

All data in millions.

(1) Commercial Line Direct Premium Written CAGR per SNL Financial.

Today's Agenda

1. Argo Overview
2. Argo has Generated Superior Shareholder Returns
3. Argo's Fundamental Operating Strategy is Delivering Results
4. Our Board's Commitment to Investor Stewardship
5. Voce's Campaign
6. Concluding Remarks

Argo's Shares Are Outperforming

Total Shareholder Return:	1 Year	3 Year	5 Year
Argo	35.9%	88.8%	164.5%
S&P 500	13.5%	51.6%	73.3%
Peer Group[1]	11.8%	43.8%	74.0%

5-Year Total Shareholder Return



+175%
+150%
+125%
+100%
+75%
+50%
+25%
+0%
(25%)
Apr-14
Sep-14
Feb-15
Jul-15
Dec-15
May-16
Oct-16
Mar-17
Aug-17
Jan-18
Jun-18
Nov-18
Apr-19
164.5%
73.3%
74.0%

Source: SNL Financial and Factset. Market data as of 4/30/19.
Note: Total shareholder return includes the reinvestment of dividends on the ex-date.
(1) Represents the median of peers, which include Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.

Best-in-Class Shareholder Returns

1-Year Total Shareholder Return


ARGO GROUP 36%
RLI DIFFERENT WORKS 32%
W. R. Berkley Corporation 27%
Arch 26%
SELECTIVE 22%
JAMES RIVER INSURANCE COMPANY 20%
Alleghany 14%
S&P 500 13%
HALLMARK FINANCIAL 12%
Peers¹ 12%
The Hanover Insurance Group 12%
(0%) AXIS
(4%) AMERICAN FINANCIAL GROUP, INC.
(5%) MARKEL
(23%) GLOBAL INDEMNITY
(27%) PROTECTIVE INSURANCE

3-Year Total Shareholder Return


SELECTIVE 114%
ARGO GROUP 89%
W. R. Berkley Corporation 77%
AMERICAN FINANCIAL GROUP, INC. 69%
The Hanover Insurance Group 56%
JAMES RIVER INSURANCE COMPANY 56%
S&P 500 52%
RLI DIFFERENT WORKS 46%
Arch 44%
Peers¹ 44%
Alleghany 28%
MARKEL 19%
AXIS 16%
HALLMARK FINANCIAL 2%
GLOBAL INDEMNITY 1%
(24%) PROTECTIVE INSURANCE

5-Year Total Shareholder Return


SELECTIVE 237%
ARGO GROUP 164%
The Hanover Insurance Group 140%
RLI DIFFERENT WORKS 139%
W. R. Berkley Corporation 133%
AMERICAN FINANCIAL GROUP, INC. 112%
Arch 77%
Peers¹ 74%
S&P 500 73%
MARKEL 71%
Alleghany 64%
AXIS 41%
HALLMARK FINANCIAL 37%
GLOBAL INDEMNITY 19%
(23%) PROTECTIVE INSURANCE
JAMES RIVER INSURANCE COMPANY² NA

Source: SNL Financial and FactSet. Market data as of 4/30/19.

Note: Total shareholder return includes the reinvestment of dividends on the ex-date. 1-Year TSR reflects a starting date of 4/30/18 and ending date of 4/30/19; 3-Year TSR reflects a starting date of 4/30/16 and ending date of 4/30/19; 5-Year TSR reflects a starting date of 4/30/14 and ending date of 4/30/19;

(1) Represents the median of peers, which include Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.

(2) 5-year total shareholder return for James River not shown due to less than 5 years of trading history.

Argo's Recent Share Price Performance has been Supported by Fundamental Results



Argo Share Price
$80.00
$70.00
$60.00
$50.00
$40.00
$78.07
November 2018 (3Q 2018 Earnings Call)
"What we care most about is underwriting margin or combined ratio. And we'd like to see that in the low 90s… Given where our loss ratios are in the mid- to high 50s, in order for us to get to the low 90s, you would imagine a lot of that improvement has to come from improving the expense ratio"
- Mark Watson, Argo Group CEO
4/29/19 (1Q 2019 Earnings)
Argo reported 1Q adjusted operating EPS of $1.18 vs consensus estimate of $1.15 representing a 9.1% annualized adjusted operating ROAE and 20.1% annualized GAAP ROAE
2/04/19
Voce Schedule 13D Filing
5/04/18 (1Q 2018 Earnings)
Argo reported 1Q adjusted operating EPS of $1.05 vs. consensus estimate of $0.84 driven by a reported combined ratio of 95.8% vs. consensus of 96.3%
4/25/19
William Blair upgraded Argo to an "outperform" rating and stated that Argo shares could nearly double in 4 – 5 years, driven by developing technology platform and improving expense leverage
11/05/18 (3Q 2018 Earnings)
Argo reported 3Q adjusted operating EPS of $0.68 vs. consensus estimate of $0.55 driven by a reported combined ratio of 99.7% vs. consensus of 101.0%
2/11/19 (4Q 2018 Earnings)
Argo reported 4Q adjusted operating EPS of $0.55 vs. consensus estimate of $0.08 driven by a reported combined ratio of 99.5% vs. consensus of 102.8%

	1Q 2018	2Q 2018	3Q 2018	4Q 2018	1Q 2019	1Q 2019 vs. 1Q 2018
Loss Ratio	57.2%	58.8%	62.1%	62.0%	56.6%	(0.6%)
Expense Ratio	38.6%	37.5%	37.6%	37.5%	38.2%	(0.4%)
Combined Ratio	95.8%	96.3%	99.7%	99.5%	94.8%	(1.0%)
Operating EPS	$1.05	$0.95	$0.68	$0.55	$1.18	$0.13

Source: SNL Financial and FactSet. Market data as of 4/30/19.

Argo's Strategy to Drive Value is Being Recognized by the Market

Selected Wall Street Research Commentary[1]

William Blair *April 30, 2019*	"[1Q 2019] highlighted strong growth levels and loss performance in the U.S. book (54% of business mix), and improving expense leverage. **Argo's developing technology platform suggests these trends are likely to gain momentum as it is further rolled out in the United States and applied to the international operations.**"
BOENNING & SCATTERGOOD ESTABLISHED 1914 *April 29, 2019*	"ARGO produced strong operating (non-GAAP) results in 1Q19, including solid premium growth and improved core loss and expense ratios versus 1Q18. **Management continues to enhance ARGO's operations via investments in technology and people. We believe the company's operating performance is poised to further benefit from these investments.**"
COMPASS POINT RESEARCH & TRADING, LLC *April 29, 2019*	"Argo Group reported an exceptional adjusted operating EPS of $1.18… We believe the company's prospects are improving. **Our analysis shows that ARGO Group is one of the best reserved companies among insurers we cover**, with roughly $250 million of excess reserves in its domestic operation alone… Our 2019 and 2020 top line growth is projected at 7% and 6% respectively. **That's because Argo aggressively buys its shares, and has a franchise, including its E&S operation, that is conducive to growth.**"
JMP *April 29, 2019*	"We believe Argo has the right mix of business for the market at hand (predominantly specialty insurance), that its core E&S business is a valuable franchise, and that **ongoing investments in digital capabilities and emerging growth markets across the globe will pay dividends down the road.** Recent quarters have shown that its digital investments are beginning to bear fruit, with what we view as a modest overall amount of investment."
RAYMOND JAMES® *February 20, 2019*	"We believe the company is **positioned to report continuing improvements in the expense / combined ratios…** We believe the upside to our estimates range between $0.35-$0.85 per share over the next 18-24 months (considering **management has outlined an expectation of improving underwriting results by 200-300 bp** while we currently model improvement of ~125 bp), **which could position ARGO to report a double-digit ROE by 2020.**"

(1) Permission to use quotations neither sought nor obtained. Emphasis added.

Today's Agenda

1. Argo Overview
2. Argo has Generated Superior Shareholder Returns
3. Argo's Fundamental Operating Strategy is Delivering Results
4. Our Board's Commitment to Investor Stewardship
5. Voce's Campaign
6. Concluding Remarks

Strategy Aligned Toward Shareholder Value Creation

Our strategy, which is predicated on underwriting excellence, prudent investment management, and thoughtful capital allocation has generated a 9% CAGR in BVPS[1] since 2002, the first full year following the formation of Argo Group

A Underwriting Profitability

- Talented underwriting teams with keen focus on risk selection
- 440 point improvement in loss ratio from 2012 to 2018
- 260 bps decline in expense ratio from 2017 to 2018
- Combined Ratio target of 93% within 24 months

+

B Total Return Investing

- Experienced investment team
- Balanced investment portfolio focused on capital preservation and total return
- Material contributor to return on average equity

×

C Operating Leverage

- Strategic capital allocation to protect balance sheet and optimize returns
- Strong record of returning excess capital to shareholders (over $655mm since 2010[4])
- Disciplined M&A strategy

=

D Shareholder Value Creation

- 9% BVPS CAGR since 2002[2]
- 1Q 2019 Adjusted Operating ROAE of 9.1%[3]
- Top quartile total shareholder returns

(1) Book value per common share.
(2) Includes dividends.
(3) Adjustment adds / (deducts) net realized investment and foreign currency exchange losses / (gains) and assumes tax rate of 15%.
(4) When regular dividends and share repurchases were reinstated.

Argo's Fundamental Strategy Delivers Results

A Underwriting Profitability	**Superior Underwriting Results:** 97.9% combined ratio in 2018 vs. peer average of 100.7%[1]; target of 93% by 2020
B Total Return Investing	**Conservative Investment Portfolio Composition with Consistent Results:** Supportive of our underwriting operations
C Operating Leverage	**Operating Growth Momentum:** 10% CAGR in gross premiums written since 2002 (formation of modern Argo Group) = 4.8x increase; strong 1Q results demonstrate continued momentum
D Shareholder Value Creation	**Returning Excess Capital to Shareholders:** More than $655 million of capital returned to shareholders since reinstating dividend in 2010 **Book Value Per Share Growth Driving Value:** 9% CAGR (including 1Q 2019 dividends) since 2002

1Q 2019 annualized GAAP ROAE of 20.1% and adjusted operating ROAE of 9.1%

(1) Peer average includes Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.

A 1Q 2019 Operating Results: Continued Momentum and Improvement

- **7.1% increase in gross premiums compared to 1Q 2018**
- **100bps increase in adjusted operating ROAE compared to 1Q 2018**
- **100bps decrease in the combined ratio compared to 1Q 2018**

	1Q 2019	1Q 2018	% Change / Difference
Gross Written Premiums	$760.8	$710.5	7.1%
Earned Premiums	420.5	414.7	1.4%
Underwriting Income	$21.9	$17.3	26.6%
Operating Income Before Taxes	**$48.3**	**$45.6**	5.9%
Operating Income per Common Share (diluted)[1]	**$1.18**	**$1.05**	12.4%
Loss Ratio	56.6%	57.2%	0.6%
Expense Ratio[2]	38.2%	38.6%	0.4%
Combined Ratio	**94.8%**	**95.8%**	1.0%
ROAE	**20.1%**	**5.5%**	14.6%
Adjusted Operating ROAE	**9.1%**	**8.1%**	1.0%

All data in millions except for per share data and ratio calculations.
(1) Operating income calculated using an assumed tax rate of 20% and 15% for 1Q 2018 and 1Q 2019 respectively; share count adjusted for stock dividend.
(2) Includes all acquisition, G&A and corporate expenses.

Ⓐ Consistent Underwriting Results

Loss Ratio[1]

Sustained Outperformance vs. Peers



58.7%
58.0%
60.8%
68.8%
66.6%
55.9%
55.8%
57.4%
66.8%
60.1%
56.6%
1.4%
1.8%
4.4%
8.7%
3.3%
1.3%
54.5%
54.0%
53.0%
58.1%
56.8%
55.3%
2014
2015
2016
2017
2018
1Q 2019

Loss Ratio ex-CAT **Catastrophe Loss Ratio**

- Implemented greater consistency of results with refined regional and line of business reporting structure
- Active and continuous derisking and target underwriting of the in-force book with cumulative exited U.S. GWP of $490 million from 2014 to 2018
- Reduced Argo's participation in main Lloyd's syndicate from 87% to 57% from 2013 to 2018 to decrease exposure to catastrophe risk

Expense Ratio[2]

Improving Expense Ratio



35.6%
35.8%
35.8%
35.0%
34.1%
40.1%[3]
39.1%
38.8%
40.4%
37.8%
38.2%
18.8%
17.6%
18.1%
17.6%
17.5%
17.0%
21.3%
21.5%
20.7%
22.8%
20.3%
21.2%
2014
2015
2016
2017
2018
1Q 2019

Non-acquisition Ratio **Acquisition Ratio**

- Investments in technology have enabled Argo to process more business without increasing headcount / resources
- Actively managing relationships with underperforming and high cost Managing General Agents "MGAs" to reduce acquisition costs
- Established position of Chief Administrative Officer in 2018 to further consolidate operations

Combined Ratio

Consistent Underwriting Performance



94.4%
93.8%
96.6%
103.8%
100.7%
96.0%[3]
94.9%
96.2%
107.2%
97.9%
94.8%
40.1%
39.1%
38.8%
40.4%
37.8%
38.2%
55.9%
55.8%
57.4%
66.8%
60.1%
56.6%
2014
2015
2016
2017
2018
1Q 2019

Loss Ratio **Expense Ratio**

- 2018 combined ratio of 97.9% vs. peer average of 100.7%
- Mid to low 90s medium term outlook driven by operating efficiencies embedded in budget

Peer Average[4]

Source: Company filings and SNL Financial for year ended 12/31/18.

(1) Excludes impact of catastrophe premium reinstatement.
(2) Peer expense ratios adjusted as to include corporate expenses and amortization (excluding value of business acquired).
(3) Reflects Argo's restated 2014 expense ratio.
(4) Peer average includes Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.

A Superior Underwriting Results

Argo's 2018 combined ratio outperformed the peer average by 275bps

2018 Combined Ratio


5-Year Average:
94.4%
95.3%
91.3%
98.8%
95.7%
98.5%
96.9%
97.6%
101.3%
99.3%
99.5%
96.7%
99.7%
105.4%
Peer Average Combined Ratio[1]: 100.7%
93.8%
32.1%
61.7%
95.7%
34.2%
61.5%
95.9%
41.8%
54.1%
97.2%
33.2%
64.0%
97.6%
37.7%
59.9%
97.9%
37.8%
60.1%
98.3%
24.7%
73.6%
98.4%
36.0%
62.4%
99.7%
29.2%
70.5%
100.2%
33.6%
66.6%
101.3%
32.4%
68.9%
103.5%
32.8%
70.7%
108.6%
28.7%
79.9%
118.6%
47.1%
71.5%
American Financial Group 3
Selective 2
RLI Different Works 2
The Hanover Insurance Group 2
Markel
Argo Group
James River Insurance Company 2
W. R. Berkley Corporation 2
Hallmark Financial 2
AXIS 2
Arch 3
Alleghany 2
Protective Insurance 2
Global Indemnity 2
Loss Ratio
Expense Ratio

Source: Company filings and SNL Financial for year ended 12/31/18.

(1) Argo excluded from average.

(2) Expense ratios adjusted as to include corporate expenses and amortization (excluding value of business acquired) if allocable to core insurance business.

(3) Represents combined ratio for P&C business; Excludes unallocated corporate expenses.

Ⓐ Argo Continues to Drive Its Digital Transformation

Over the last 5 years Argo has achieved a 43% improvement in GWP per employee

Transform Core Business

- Processed over **$1BN GWP** through our newly implemented flagship policy admin system
- Developed a product for immediate pricing on Owners Interest Casualty policies, helping policies bound in that business grow 16% YOY to start
- Launched **Argo Risk Tech**, a custom, sensor-based technology that allows retail merchants to manage risk through reduction in on-premises accidents
- Partnered with a startup cybersecurity MGA for our cyber book
- Built a **data platform** for the retrieval, processing, and machine learning on proprietary and external data sources
- Invested in a business that uses **machine learning** to automate data entry with an initial use case for streamlining policy submissions
- Employed robotic process automation **("RPA")** across multiple use cases


~30%
~10%
~60%

Dollars of Digital Investment

Explore Adjacencies

- Built a self-serve **digital portal** driving engagement with Argo's brokers and insureds
- Scaled **Protector**, our in-house digital platform in Brazil, to handle **BRL 50.2MM in GWP**
- Invested in a startup helping brokers focus on risk advisory through custom built digital tools and automation of back-office tasks

Disrupt Traditional Insurance

- Incubated a startup focused on enabling stronger membership engagement for affinity groups and associations - 33 clients signed up in 1 year representing **~500K users**
- Invested in the largest payment processor of **crypto currencies** as a way to explore **blockchain** and insurance applications in the space

A Argo's 3 Pillars to Digital Strategy

Digitize distribution & secure less expensive alternative channels

Benefits top line growth and the expense ratio

- Owners Edge (Construction) - Doubled planned premium for the unit in 2018 while reducing number of underwriters
- 85% of quotes provided in minutes via advanced underwriting algorithm and reduced form; over 95% of brokers never go back to paper submissions
- Quick Quote Factory – Integrated technology platform launching across Argo franchise in 2019; suite of quick quote applications across business lines enabling innovation with little overhead

Leverage data to become the fastest and smartest risk assessor

Increases underwriting efficiency (expense ratio + top line growth) as well as consistency (reducing loss ratio)

- Argo Pro Insights (launched at the end of 2018) pulls over 3 terabytes of data weekly on public companies and applies advanced machine learning algorithms to both find unique risk factors in public companies for D&O as well as for probabilities for claims, saving thousands of hours of underwriter time
- Building upon Argo Pro Insights, expanding use of external data to other lines of business in 2019

Automate the process freeing people up for high-value work

Benefits top line growth and the expense ratio

- Casualty & Construction underwriting system now handles 100% of the process (hundreds of submissions per day with over 75% of those submissions handled in under 1 hour now)
- 2019 will see automation of other key functions driving scale and efficiency as well as expanding automation to other high volume business units

ARGO GROUP

A Argo 2.0 Process and Technology Program – Enables Cost Effective Scale

Argo began a process called Argo 2.0 approximately 5 years ago; investments in technology, process optimization and outsourcing have enabled profitable growth and the financial benefits will accelerate as additional scale is achieved

Gross Written Premiums



Gross Written Premiums
Non-acquisition Expenses
10% Growth
7% Growth
$2,697
$2,955
$711
$761
2017
2018
1Q 2018
1Q 2019
Non-acquisition Expenses:
$359MM
$352MM
$88MM
$89MM
(2%) Change
1% Change

Key Argo 2.0 Achievements:

- IT infrastructure modernization *(2017 - Present)*
- IT Infrastructure support outsourced *(2017)*
- IT application support outsourced *(2017)*
- Business Process Outsourcing *(Started in 2010, Accelerated in 2016)*
- Business Process Optimization *(2015 - Present)*
- Robotics Process Automation *(2016 - Present)*
- UW System Enhancements *(2014 - Present)*

All data in millions.

B Conservative Total Return Focused Investment Portfolio

Portfolio Characteristics

- **Duration of 2.6 years[1] – focused on asset-liability management**
- **Average rating of 'A1/A+'**
- **Fixed income book yield of 3.3%[2]**
- **Liability-driven investment portfolio**
  - Liability-hedging portfolio: ~75% of total assets focused on meeting capital needs of day-to-day insurance business
  - Performance-seeking portfolio: ~25% of total assets focused on diversification and total return

Asset Allocation (1Q 2019)

Total: $5.1BN



12%
65%
7%
7%
8%
Short Term & Cash
Core Debt
High Yield Debt
Alternatives
Equities

Investment Income ($MM)



Total Return[3]:
$144.2
($15.6)
$176.1
$243.2
($27.4)
$148.0
Cumulative Total Return
$668.5MM
Net Investment Income[4]:
$106.1
$88.6
$115.1
$140.0
$133.1
$33.9
2014
2015
2016
2017
2018
1Q 2019
Net Investment Income[4] / Average Equity:
5.3%
4.3%
5.3%
6.2%
6.0%
6.4%
Cumulative Net Investment Income
$616.8MM

(1) Duration includes cash & equivalents.
(2) Book yield is pre-tax & includes all fixed maturities.
(3) Total return defined as the sum of net investment income, realized and unrealized gains / (losses) and change in fair value of equities (2018 and 1Q 2019 only).
(4) Assumes 20% and 15% tax rate through 2018 and 1Q 2019 respectively. 1Q 2019 ratio is annualized.

ARGO GROUP

C Operating Growth Momentum

Argo has achieved scale in highly desirable markets that will support continued margin improvement and growth in book value per share

Scale	2002	2006	1Q 2019	2002-1Q 2019 Factor
Gross Written Premiums	$622	$1,156	$3,006	***4.8x***
Net Written Premiums	484	847	1,759	***3.6x***
Net Earned Premiums	378	813	1,738	***4.6x***

Balance Sheet	2002	2006	1Q 2019	2002-1Q 2019 Factor
Total Assets	$2,209	$3,722	$9,955	***4.5x***
Total Investments	1,181	2,514	4,904	***4.2x***
Shareholder's Equity	328	848	1,881	***5.7x***

All data in millions.

D Active Steward of Shareholder Capital

From 12/31/10 to 3/31/19, GAAP book value grew from $1.6BN to $1.9BN and $655 million of capital was returned to shareholders

- **While our #1 priority remains deploying capital into the businesses where we see attractive returns, we have a strong track record of returning excess capital to shareholders**
- **16.5% dividend per share CAGR from 2010 to Q1 2019 (approximately 300% increase) – highest amongst peer group[1]**


Cumulative Capital Returned to Shareholders
Cash Dividends
Share Repurchases
$122
$186
$243
$304
$373
$425
$499
$578
$646
$657
$122
$15
$106
$64
$14
$49
$58
$13
$44
$61
$16
$45
$69
$18
$51
$52
$23
$30
$74
$27
$47
$78
$33
$45
$69
$37
$32
$11
2010
2011
2012
2013
2014
2015
2016
2017
2018
1Q 2019

All data in millions.

(1) Peer group includes Alleghany, American Financial, Arch, Axis, Global Indemnity, Hallmark, Hanover, James River, Markel, Protective, RLI, Selective, and W.R. Berkley.

D Book Value Per Share Growth Driving Value

We consider growth in book value per share (which is a product of ROAE and capital management actions), inclusive of cash dividends paid to our shareholders, to be the key financial measure of building shareholder value



December Capital Markets Dislocation – 15.7% S&P 500 decline over 21 days
Elevated catastrophe activity
Book Value Per Share
Reported Book Value[1]
Cumulative Dividends
Global Catastrophe Activity – Christchurch earthquake, Tohoku earthquake, Thailand floods, Queensland floods, Copenhagen Cloudburst
Global Financial Crisis
Hurricanes Ike and Gustav
First full year following formation of modern Argo
9% CAGR (Incl. Dividends)
2002 $15.28 $15.28
2003 $17.78 $17.78
2004 $19.83 $19.83
2005 $21.89 $21.89
2006 $25.53 $25.53
2007 $30.58 $29.50
2008 $29.55 $28.47
2009 $34.86 $33.78
2010 $39.16 $37.77
2011 $38.03 $36.32
2012 $41.71 $39.69
2013 $44.81 $42.37
2014 $48.96 $46.03
2015 $50.79 $47.22
2016 $56.25 $51.94
2017 $58.71 $53.46
2018 $57.77 $51.43
1Q 2019 $61.84 $55.23

(1) Book value per common share:
- Adjusted for June 2013, March 2015, June 2016 and March 2018 stock dividends.
- 2008-2011 restated to reflect adoption of ASU 2010-26 (related to accounting for costs associated with acquiring or renewing insurance contracts); 2007 and prior not restated.
- 2006 and prior years adjusted for PXRE merger.
- 2003-2006 includes impact of Series A Mandatory Convertible Preferred on an as-if-converted basis. Preferred stock fully converted into common shares as of Dec. 31, 2007.

Achieving Our Target ROAE

A 93% combined ratio meets our ROAE target of 10% under current conditions

						Pre-Tax Income Contribution
Underwriting Contribution	Net Premiums Earned ~$1.8BN	×	Combined Ratio (1 – 93%)	=		**$126MM**
Investment Contribution	Investment Assets ~$5BN	×	Net Investment Yield ~2.75%	=		**$138MM**

Pre-Tax Income

$230MM[1]

(10%+ ROE)

(1) Includes approximately $34mm of interest expense on corporate debt.

ARGO GROUP

Today's Agenda

1. Argo Overview
2. Argo has Generated Superior Shareholder Returns
3. Argo's Fundamental Operating Strategy is Delivering Results
4. **Our Board's Commitment to Investor Stewardship**
5. Voce's Campaign
6. Concluding Remarks

Our Board's Commitment to Stewardship

Argo's Board **is keenly involved in approving corporate strategies, executive compensation and oversight of the risks and opportunities** embedded in our business. **Thoughtful Board composition and refreshment is and has been a priority**

We have **strong and sound corporate governance practices** designed to promote shareholder interests

Our Board has demonstrated we have the necessary mix of skills to oversee near- and long-term strategy, including **deep insurance industry knowledge, significant finance and capital markets expertise, and business operations backgrounds**

We have **proactively added directors with diverse backgrounds and perspectives,** broadening our range of representation while enhancing the digital strategy, global operations, and corporate governance expertise of our Board. We are currently onboarding 5 of 13, rotating our committee chairs

The Board's oversight is greatly enhanced by the **insight that our longer-tenured directors provide in an industry marked by its long business cycles**

Our highly independent Board ensures the **alignment of company strategy with shareholder value creation**

Strong and Sound Corporate Governance

Argo's board has a longstanding commitment to the highest standards of corporate governance

	Governance Highlights	Adoption Among the S&P 500
Independent Chairman	✓	31%
Shareholder right to call a special meeting at 10%	✓	64%
Majority vote standard	✓	90%
Single voting class stock	✓	92%
No poison pill	✓	99%
Say-on-Pay support	98% *(2018)* 98% *(5-year average)*	92% *(2018)*

	Additional Best Practices
Fully independent Board (except CEO)	✓
Regular executive sessions of independent directors	✓
Annual management succession planning	✓
Officer and director stock ownership guidelines	✓
Clawback policy	✓

Source: Spencer Stuart Board Index 2018, ISS Governance Analytics

Board Expertise Aligned with Strategy

Our Board has the necessary expertise to oversee Argo's strategy and effectively balances continuity in an industry marked by long business cycles, with the need for fresh, diverse perspectives

Argo's Directors Bring a Diverse Range of Skills and Qualifications

Skill	Directors
Executive Leadership	13
Accounting and Finance	8
Business Operations	9
Business Strategy	13
Corporate Governance	10
Technology / Digital Strategies	3
Industry Knowledge	13
Int'l Operations / Global Markets	7
Investment Management	4
Legal / Regulatory	5
Risk Management	7

Strong, Independent Oversight Enhanced by Diverse Mix of Expertise, Tenure and Backgrounds

✓ **We are committed to thoughtful refreshment and have proactively introduced directors with relevant skills and diverse perspectives**

- 5 of 12 (42%) independent directors added since 2017
  - New directors add digital strategy, global operations, finance and corporate governance expertise
- Robust, diverse boardroom dialogue enhanced by:
  - 2 women directors
  - 2 directors who self-identify as ethnically diverse
  - 3 non-US citizen directors
  - 1 US citizen, UK expat director
- Combination of fresh perspectives and experienced directors ensures continuity and proper knowledge of long-cycled insurance industry

✓ **Independence of the Board ensures strong oversight and aligns company strategy with shareholder interests**

- 12 of 13 directors are independent
- Empowered Independent Chairman role
- Audit, Nominating and Human Resources Committees composed entirely of independent directors

Strong Commitment to Ongoing Board Refreshment

Argo's refreshment process began long before Voce, highlighting the Board's commitment to proactive self-evaluation to maintain the highest level of corporate governance


Argonaut Board
• 9 / 9 directors
PXRE Board
• 4 / 10 directors
Argo Group Post-Amalgamation Board:
• 13 directors
2007
2009
2010
2011
2016
2017
2018
2019
2 director retirements
3 director retirements
Kathleen A. Nealon
• Compliance
• Risk Management
John H. Tonelli
• Emerging Markets Exposure
• Investment Experience
1 director retirement
1 director retirement
Dymphna A. Lehane
Al-Noor Ramji
• Technology
• Risk Management
• Strategy
Thomas A. Bradley
• Audit
• Operations
• Financial
Anthony P. Latham
Samuel G. Liss
• Marketing, Distribution, Operations
• Corporate Governance
2 new directors added in 2010-2011
5 new directors added in 2017-2019

Qualified and Engaged Board of Directors

Argo's longer-serving directors have driven significant change over time, overseeing the company's strategy and positioning Argo to deliver superior shareholder returns over time

Gary V. Woods
Independent Chairman
President, McCombs Enterprises

- Successfully funded and promoted 30+ growth companies across diverse industries, both domestically and internationally
- Throughout Woods' tenure, McCombs has expanded its portfolio to include business endeavors in real estate, energy, and entertainment
- Former director of Ilex Oncology (acquired by Genzyme Corp.) and Titan Holdings

Mark E. Watson III
President
CEO, Argo Group

- CEO and President since January 2000
- Spearhead of Argo's current strategy to drive growth and shareholder value
- Oversaw Argo's successful transformation from a domestic insurer specialized in workers' comp to a global underwriter of specialty insurance and reinsurance

F. Sedgwick Browne *
Former Partner, Morgan Lewis / Lord Day

- Attorney specialized in global insurance and reinsurance with additional transactional background specific to the industry and public companies
- Deep expertise in the opportunities and threats inherent in insurance industry consolidation
- Critical knowledge of the Company's historical evolution, business lines, and operations

Kathleen A. Nealon *
Former Group Head of Legal and Compliance, Standard Chartered

- Internationally recognized expert in corporate governance, compliance and risk management
- Former director of Cable & Wireless, Shire, and Halifax Bank of Scotland
- Practiced international banking and regulatory law for 14 years

John H. Tonelli *
Managing Director, Head of Debt Capital Markets and Syndication, Oppenheimer

- Former CEO of Advanced Global Capital
- Former CFO of Corporación America, S.A.
- Former head of International Structured Finance at Bear Stearns
- Former head of Latin American practice at Cadwalader, Wickersham & Taft

Hector De Leon
Former General Counsel, Texas State Insurance Board

- Legal and regulatory background specific to insurance industry
- Founder of De Leon & Washburn, a law firm focusing on the regulatory needs of insurance companies of all sizes
- Former director of Titan Holdings

Mural R. Josephson
Former CFO and Senior Vice President, Kemper

- Former audit partner at KPMG
- Audit committee member at numerous insurance holding companies
- Former director of insurance holding companies, HealthMarkets, Inc. and SeaBright Holdings, Inc.

John R. Power, Jr.
President, Patrician Group

- 40-year career in commercial and investment banking
- Diverse industry experience spanning oil and gas, real estate and finance
- Former director of America West Airlines and current director of two financial subsidiaries of CNH Global

* *Denotes director up for election at 2019 annual meeting*

ARGO GROUP

Qualified and Engaged Board of Directors (Cont'd)

As part of its ongoing refreshment process, Argo has appointed five new directors with new, highly relevant experiences and perspectives since 2017

Anthony P. Latham
Former Managing Director – Global Risks Division, RSA Group

- 40+ years of international insurance operating and governance experience
- Public board experience concentrated in the insurance industry, with tenures at Codan A/S, Ecclesiastical and Flagstone
- Held numerous senior executive roles during 17-year tenure at RSA, ultimately becoming managing director of the global risks division

Samuel G. Liss *
Managing Principal, Whitegate Partners

- Adjunct professor, NYU and Columbia University
- Independent director at Verisk (former presiding director, current Chair, Finance and Investments)
- Former Director at DST Systems, Nuveen Investments, Ironshore Insurance
- Former EVP, Travelers Insurance; led Corporate Development and the Financial, Professional and International Insurance operating division
- Former Managing Director at Credit Suisse, Financial Institutions Investment Banking and Equities Divisions

Thomas A. Bradley
Former CFO, Allied World Assurance

- Former CFO of Fair Isaac Corporation
- Former CFO of the St. Paul Companies (now Travelers)
- Former director at Nuveen Investments
- Served in senior financial and operational positions at Zurich Insurance Group, including as CEO of Universal Underwriters Group

Dymphna A. Lehane
Former Global Managing Partner, Accenture

- 30-year international career includes expertise in insurance, as well as corporate governance and risk management specific to financial services
- Specialized and highly skilled in strategizing and overseeing organizational, technology-led change to address strategic issues at global insurance companies

Al-Noor Ramji *
Group Chief Digital Officer, Prudential PLC

- Held leading technology and innovation roles at BT Group, Qwest Communications, Dresdner Kleinwort Benson, and Swiss Bank Corporation
- Current director of software companies including Evry and Virtusa, and former director of Misys
- Extensive knowledge in developing and executing integrated, long-term digital strategies

* *Denotes director up for election at 2019 annual meeting*

Our Board is **fully and uniquely equipped** to capitalize on the set of opportunities presented at the current juncture of technological innovation and far-reaching consolidation

Supporting Argo's directors ensures that our Board will continue to have the **optimal balance and diversity of perspectives** for robust oversight and continued growth of shareholder value

Today's Agenda

Voce’s Campaign Overview

- ✗ Voce has not engaged in constructive dialogue with Argo or shown any credible ideas to promote long-term shareholder value
- ✗ Voce’s nominees are not additive to our director mix either in terms of skills or depth of high quality industry experience
- ✗ Voce's is attempting to disrupt an effective board refreshment process that is deliberate, well-crafted, and introduces fresh thinking, all while driving continuing performance in key elements of our successful strategy. Such disruption is not in Argo's shareholders' interest
- ✗ Voce’s proposal to remove directors with deep institutional knowledge will only disrupt continuity and succession planning
- ✗ Voce’s allegations are false and misleading, and show a lack of due diligence and basic understanding of the Company and industry
- ✗ Voce has a track record of destroying shareholder value at the companies it targets
- ✗ Voce is a short-term investor, selling its stakes on average after 1.75 – 2.25 years

ARGO GROUP

Voce Engagement Timeline

Rather than engage in a constructive dialogue, Voce has built a campaign based on falsehoods and misdirection in order to try to make a quick profit at the expense of our long-term shareholders. We also note that Voce has not demonstrated any experience in insurance company operating strategies or execution challenges

✓ **Argo management team reached out to Voce within two days after they emailed our CEO in January 2019**

✓ **Argo senior leaders met with Voce in person and subsequently had a conference call. At no time did Voce indicate any concern to us about:**

- An intention to file a 13D
- Corporate governance
- Board or management team effectiveness

✓ **The Argo Board readily agreed to Voce's requested meeting with directors**

✗ Voce abruptly canceled this meeting in concert with release of their public letters announcing a proxy fight

✗ Voce has been unwilling to engage with the Argo board

✓ **As well, the Argo Board offered to interview Voce's Board nominees, as it would review any candidate for the Board**

✗ Voce twice rejected the Board's outreach

Voce's Nominees Will Not Enhance Breadth of Skills, Depth of Experience, or Relevant Industry Knowledge of Current Board

Argo has stringent criteria and conducts a thorough and extensive evaluation process for all director nominee candidates

Voce's Hypocritical Reasoning

- Voce criticizes overlaps on Argo's board, yet fails to mention that **3 of Voce's 5 nominees worked at AIG in senior management roles in lead-up to its government bail-out**

	Current Targeted Directors					Voce's Proposed Directors				
	Gary Woods	Hector De Leon	John Power	Mural Josephson	Sedgwick Browne	Bernard Bailey	Kathleen Dussault	Charles Dangelo	Carol McFate	Nicholas Walsh
Insurance Operations	✓	✓	✓	✓	✓			✓ AIG	✓ AIG	✓ AIG
U.S. Public Board Service	✓	✓	✓	✓	✓	✓				
Corporate Strategy	✓	✓	✓	✓	✓	✓		✓		✓
Global Operations	✓		✓	✓	✓		✓	✓		✓
Argo Stock Ownership (as of April 2, 2019)	✓ 57,880	✓ 18,910	✓ 16,067	✓ 22,359	✓ 20,180					✓ 2,000

ARGO GROUP

Falsehoods About Offices and Investment Properties Cannot Detract from Argo's Value-Enhancing Consolidation Efforts

Voce combines falsehoods and misdirection in its attempt to discredit what is a cost-conscious, focused real estate program. The truth was easily available to anyone who chose to ask the Company a few simple questions or conduct a check of New York City public real estate records

REAL ESTATE

Falsehoods & Misdirection	The Facts
✗ Voce claims there is a glass penthouse on top of our NYC headquarters	✓ There is no penthouse apartment above our New York offices ✓ There is only a meeting room with a large table surrounded by glass walls ✓ Yes, we do have a corporate apartment in New York used by many employees, but it is not the fancy place described by Voce
✗ Voce denigrates Argo's NYC headquarters' cost and location	✓ The relocation of our New York City office was a deliberate, cost-efficient move to consolidate multiple regional offices ✓ The cost per square foot cited by Voce is incorrect. Following the move, we are spending less on rent than it would have cost to remain at our previous locations ✓ Location is adjacent to many of the technology companies that we collaborate with and compete with for talent
✗ Voce implies our London offices are inappropriately located	✓ The acquisition of Ariel brought a large team who were housed in separate offices ✓ We consolidated the Ariel offices and our existing offices into one space located where virtually all similarly-sized competitors' UK operations are headquartered ✓ The move to a combined space achieved greater cost efficiency than remaining in our previous locations
✗ Voce tries to paint a picture of our office spaces being outfitted with expensive art	✓ The cumulative cost of every piece of artwork carried on our balance sheet for all of our office spaces worldwide over the past two decades is less than a million dollars ✓ Most of the art in our offices has been acquired in local communities to showcase the talent of local artists
✗ Voce claims we own "Lavish Corporate Apartments" in Miami	✓ The properties identified in Voce's press release are not corporate housing, but rather part of our investment property portfolio: they are income-producing assets purchased in connection with a Section 1031 like-kind real estate exchange following the sale of a commercial property in California

Sensationalist Claims About Corporate Aircraft Program Based on Fundamentally Wrong Analysis

Voce has chosen to disregard the truth in favor of fabricating a narrative of excess, when in reality the program is right-sized for business needs and enables effective execution in an industry built on personal relationships

CORPORATE AIRCRAFT PROGRAM

Falsehoods & Misdirection	The Facts
✗ Voce claims we attempted to hide ownership of an aircraft from our investors through the use of some kind of off balance sheet structure	✓ All assets and liabilities related to aircraft usage have been reflected on the Company's balance sheet
✗ Voce says this plane "crisscross[ed] the globe at a dizzying pace", travelling to multiple exotic locales	✓ The Company did not use corporate aircraft to transport our CEO to all of the destinations described by Voce ✓ The aircraft was not owned or used exclusively by Argo ✓ Voce's flight log is an irrelevant red herring
✗ Voce tries to make it seem as though our CEO's lack of reimbursements means Argo is paying for his personal use of the corporate aircraft program	✓ While we do, on occasion, allow our executives to arrange for use of corporate aircraft for personal trips, they do so by paying the vendor directly and at their own expense and no incremental cost is incurred by the Company
✗ Voce uses insinuation to raise questions about the Company's oversight of its aircraft program	✓ The use of corporate aircraft is audited quarterly by our internal auditors and reported to the Argo Board Audit Committee on a quarterly basis to ensure proper allocation of imputed tax benefits attributable to executives when non-business travelers accompany them on business trips, and this information is reported on a quarterly basis to the Audit Committee of the Board

Client-Targeted Sponsorship Programs Strengthen our Business in a Cost-Effective Manner

Our sponsorship programs costs on average less than $1mm per year, materially less than available information for others in the industry, to provide client-targeted programming that is a key element of our success and also revenue-generating

SPONSORSHIP PROGRAM

Falsehoods & Misdirection	The Facts
✗ Voce says our sponsorship programming is focused on flashy events that are unconnected to our business	✓ Our sponsorships are strategically aligned with our business (i.e. Formula E - clean energy), non-traditional, inexpensive as compared to traditional corporate activities such as golf events, and carried out in multiple locations such that the cost is spread across multiple client events ✓ Our Bermuda-focused sailing events serve to raise Argo's profile in Bermuda as both a (re)insurer and as a competitor for top local talent
✗ Voce criticizes the costs of what is described as "vanity" sponsorship programming	✓ We make cost-effective sponsorship selections and have spent on average less than $1 million per year over the last five years for named sponsorships ✓ The revenue we generate from sponsorship opportunities meaningfully exceeds our costs and allows us to deepen our relationships with key clients

Voce has a History of Destroying Shareholder Value

Every campaign in which Voce has won or been awarded a board seat has resulted in TSR underperformance relative to the S&P 500

Voce Holdings with Board Representation	Date of Voce Director(s) Appointment	End Date of Voce Investment	Number of Voce Directors	Highest Stake During Holding	Estimated Absolute TSR During Board Tenure[1]	Estimated TSR vs. S&P500 During Board Tenure[1]
Natus Medical	6/22/2018	Currently Held	2	2.2%	-27%	-36%
Calix, Inc.	3/14/2018	Currently Held	1	2.5%	-6%	-15%
Cutera, Inc.	1/6/2015	Currently Held	1	5.6%	48%	-13%
Analogic Corporation	10/13/2017	2/15/2018	1	2.8%	2%	-5%
Air Methods Corporation	3/22/2016	4/21/2017	1	3.1%	17%	0%
Investment Technology Group	4/9/2015	12/31/2017	1	1.9%	-34%	-69%
Destination Maternity Corporation	11/26/2014	12/31/2016	1	2.4%	-64%	-77%
Intevac	5/12/2014	11/16/2015	1	0.7%	-30%	-41%

Source: Factset, CapIQ, Activist Insight, public filings, proxy statements, press releases and news reports (as of 4/30/19).
Note: Includes all Voce campaigns in which Voce received board representation. Total shareholder return includes the reinvestment of dividends on the ex-date.
(1) Based on publicly available sources. Board tenure TSRs represent period from date of Voce nominee board appointment and end of Voce holding period.

ARGO GROUP

Today's Agenda

1. Argo Overview
2. Argo has Generated Superior Shareholder Returns
3. Argo's Fundamental Operating Strategy is Delivering Results
4. Our Board's Commitment to Investor Stewardship
5. Voce's Campaign
6. **Concluding Remarks**

Concluding Remarks

- **Our operating strategy is delivering superior shareholder returns and has received support from the sell-side and investment community**
- **Argo is driving strong results by executing on a well-articulated strategy**
  - Established leader in niche insurance and reinsurance segments across attractive geographies
  - Best-in-class loss ratios
- **Argo's Board has the critical expertise and independence needed to provide the necessary oversight and protect shareholder value**
- **Argo's Board is committed to proactive refreshment and best-in-class corporate governance, exemplified by the 5 new independent members added in the past three years**
- **Voce has not engaged constructively, its nominees do not have additive skills or proven experience, and Voce itself, or on behalf of its nominees, has put forward no credible fundamental understanding or sensitivity to strategies of our business and the industry in which we operate**

Argo's Board has overseen the Company's successful transformation from a domestic insurer specialized in workers' comp to a global underwriter of specialty insurance and reinsurance

Appendix:
Operating Performance

Loss Ratio Performance

Argo's consistent loss ratio performance reflects disciplined risk selection

2018 Loss Ratio


5-Year Average:
48.5%
57.7%
59.2%
59.6%
63.6%
61.6%
63.3%
64.2%
67.4%
70.7%
62.9%
59.0%
66.4%
68.6%
Peer Average Loss Ratio¹: 66.6%
54.1%
59.9%
60.1%
61.5%
61.7%
62.4%
64.0%
66.6%
68.9%
70.5%
70.7%
71.5%
73.6%
79.9%
RLI DIFFERENT WORKS
MARKEL
ARGO GROUP
SELECTIVE
AMERICAN FINANCIAL 2
W. R. Berkley Corporation
The Hanover Insurance Group
AXIS
Arch 2
HALLMARK FINANCIAL
Alleghany
GLOBAL INDEMNITY
JAMES RIVER INSURANCE COMPANY
PROTECTIVE INSURANCE

Source: Company filings and SNL Financial for year ended 12/31/18.
(1) Argo excluded from average.
(2) Represents loss ratio for P&C business.

GAAP ROAE Performance

	GAAP ROAE						
Company	**2014**	**2015**	**2016**	**2017**	**2018**	**1Q 2019**	**Average**
Alleghany	9%	7%	6%	1%	1%	NA	5%
W.R. Berkley	14%	11%	12%	10%	12%	13%	12%
James River	6%	8%	10%	6%	9%	NA	8%
The Hanover Group	10%	12%	5%	6%	13%	NA	9%
Selective	12%	12%	10%	10%	10%	NA	11%
Global Indemnity	7%	5%	6%	(1%)	(8%)	NA	2%
Axis Capital	14%	11%	9%	(6%)	1%	8%	6%
RLI	16%	16%	14%	13%	8%	31%	14%
Hallmark	5%	8%	2%	(4%)	4%	NA	3%
Protective	8%	6%	7%	4%	(9%)	NA	3%
Arch Capital	12%	8%	11%	7%	7%	19%	9%
Markel	5%	8%	6%	5%	(1%)	24%	5%
Peer Average	**10%**	**9%**	**8%**	**4%**	**4%**	**19%**	**7%**
Peer Median	**10%**	**8%**	**8%**	**5%**	**6%**	**19%**	**7%**
Argo Group	**11%**	**10%**	**8%**	**3%**	**4%**	**20%**	**8%**

Source: Company filings and SNL Financial.
Note: 1Q 2019 reflected as 25% weighting within average.

U.S. Operations *(58% of TTM GWP)*

GWP by Business Mix (TTM 3/31/2019)


10%
16%
14%
60%
Professional Lines
Property
Specialty
Liability

Segment Overview

- **Excess & Surplus Lines** – Non-standard (hard-to-place) risks, with focus on small/medium accounts
- **Argo Pro** – Customer service focused D&O and E&O specialty platform
- **Trident** – One of the largest specialty commercial insurance providers for small to middle market public-sector entities in the U.S.
- **Rockwood** – Leading provider of workers compensation and other programs for the mining industry
- **Surety** – Top 20 commercial surety writer
- **Programs** – Underwrites select specialty programs and provides fronting for state-sponsored funds
- **Argo Insurance** – Designs customized commercial insurance programs for retail grocery stores

Adjusted PTI(1) & Combined Ratio


Combined Ratio
Adjusted PTI
$138
$134
$184
$184
$178
$48
90.4%
89.6%
86.9%
90.5%
91.1%
90.9%
2014
2015
2016
2017
2018
1Q 2019

Gross Written Premium


$1,047.4
$1,145.2
$1,277.7
$1,509.8
$1,692.2
$410.7
2014
2015
2016
2017
2018
1Q 2019

All data in millions except for ratio calculations. *TTM = trailing twelve months.

(1) Adjusted PTI = Adjusted Pre-Tax Income, which is equal to “Income Before Income Taxes” excluding “Interest Expense” as shown in Argo’s 10-Qs and 10-Ks.

International Operations *(42% of TTM GWP)*

GWP by Business Mix (TTM 3/31/2019)


30%
39%
16%
15%
Professional Lines
Property
Specialty
Liability

Segment Overview

- **Bermuda platform underwrites excess casualty, property and professional lines insurance as well as property reinsurance**
  - Property cat, short tail per risk and proportional treaty reinsurance worldwide
  - Excess casualty, professional liability, and property insurance for Fortune 1000 accounts
- **Building diversity through international expansion in Brazil and throughout Europe**
- **Well-established multi-class platform at Lloyd's of London**
  - Underwritten through Syndicates 1200 and 1910 (Ariel Re)
  - Top Lloyd's Syndicate by stamp capacity

Adjusted PTI[(1)] & Combined Ratio


Combined Ratio
Adjusted PTI
$75
$70
$57
($77)
$42
$19
90.8%
91.1%
95.4%
117.5%
99.0%
93.7%
2014
2015
2016
2017
2018
1Q 2019

Gross Written Premium


$856
$866
$887
$1,187
$1,263
$350
2014
2015
2016
2017
2018
1Q 2019

All data in millions except for ratio calculations. *TTM = trailing twelve months.

(1) Adjusted PTI = Adjusted Pre-Tax Income, which is equal to "Income Before Income Taxes" excluding "Interest Expense" as shown in Argo's 10-Qs and 10-Ks.

Appendix: Environmental, Social & Governance

ARGO GROUP

Compensation Overview

Compensation program thoughtfully designed to align pay and performance and incentivize sound risk management

Target CEO Pay Mix

73%
At-Risk



27%
40%
33%

Base Salary
Annual Incentives
Long-Term Incentives

Key Compensation Metrics

Pre-tax operating income

- Most accurate reflection of our short-term financial and operational performance

Growth in book value per share (BVPS)

- Comprehensive long-term measure of our financial strength and ability to enhance shareholder value
- Achieved through a combination of underwriting income, total return on our invested assets and capital management

Annual Incentive Plan

- Earned based on performance against **pre-tax operating income** target, and subject to individual performance modifier of up to +/- 30%, based on achievement of short-term, operations-focused, individual goals established at beginning of year
- Awards subject to 50% threshold and 200% maximum. If Argo does not achieve 50% of plan pre-tax operating income target, no awards are paid

Individual Target Award × **% Achievement of Plan Pre-Tax Operating Income** + **Individual Performance Modifier** +/- 30% = **Final Award**

No modification based on individual performance in 2018. Annual incentives earned at 78% of target for CEO and between 35% and 102% for NEOs

Long-Term Equity Incentive Plan

- Target award is modified based on **BVPS** and performance against long-term individual performance objectives
- Long-term individual goals are forward-looking and tied to key strategic objectives

Target LTI Award + **BVPS Modifier** -100% to +50% applied to 50% of target + **Individual Modifier** +/- 25% applied to 100% of target = **Performance Modified Grant**

No modification based on individual performance in 2018. Long-term awards earned at 50% of target for all NEOs

Incentivizing Continued Outperformance

2018 performance-based equity awards incentivize achievement of ambitious three-year stock price performance and expense ratio reduction goals

- To incentivize continued outperformance over the next several years, in November 2018, the Human Resources Committee granted 3-year performance-based equity awards to key executives
- Awards are tied to challenging **stock price** and **expense ratio hurdles**, the achievement of which we believe will drive outperformance
- Awards granted to six key executives
  - For CEO, 75% of awards are tied to stock price targets and 25% to expense ratio goals
  - Weightings for other NEOs vary by individual, with awards weighted either 75/25 or 50/50 between stock price and expense ratio goals
- Automatic forfeiture of entire award if stock price at end of 3-year performance period is below the grant date stock price
- Earned shares are subject to an additional 1-year holding period following the end of the 3-year performance period
- Awards subject to Argo's clawback policy

Stock Price Targets

- 2018 Performance Awards are tied to challenging stock price goals, which require 25% growth for target payouts
- At least 40% growth in our stock price is required for the maximum payout at 200% of target

Expense Ratio Reduction

- In recognition of the importance of reducing our expense ratio, the HR Committee tied a significant portion of the 2018 Performance Awards to expense ratio hurdles
- Expense ratio targets based on full year result by end of 2021
- No payout for below target performance
- Our approach in the past has been to disclose hurdles and achievement levels retroactively to provide transparency to investors without the risks of disclosing competitively sensitive information in advance

Highlights of Our 2019 Incentive Plan Proposal

The 2019 Omnibus Incentive Plan will allow us to grant equity and cash awards to further align the interests of our employees and non-employee directors with those of shareholders

2019 Omnibus Incentive Plan

- Our Board is **requesting shareholder approval of the 2019 Omnibus Incentive Plan**, which will replace the previous 2007 and 2014 Long-Term Incentive Plans
- The 2019 plan requests a **total of 1,885,000 shares, expected to last up to three years**
- Equity awards granted under the plan help Argo attract and retain top talent as we continue to expand, and establish a **strong link between pay and our Company's key strategic goals**

Plan Enhances Compensation Philosophy

Approval of the 2019 Omnibus Incentive Plan will continue to align the interests of award recipients with our shareholders by awarding long-term incentives conditioned on the achievement of strategic performance targets

Plan Governance Highlights

- ✓ Minimum vesting period of one year from grant date
- ✓ Dividends and dividend-equivalent rights subject to same vesting requirements as underlying award
- ✓ No liberal share recycling of options or stock appreciation rights
- ✓ Minimum 100% fair market value exercise price
- ✓ No repricing or cash buyout of underwater options or stock appreciation rights without shareholder approval
- ✓ No liberal change-in-control definition
- ✓ No excise tax gross-ups

Responsible and Effective Use of Equity

Our Board of Directors is committed to using equity strategically and responsibly in order to best align incentives with shareholder interests throughout our entire organization

Reasonable Historic Burn Rate

Annual Share Usage Under 2016 – 2018 Equity Compensation Program

	2016 (1)	2017 (1)	2018
Stock Options / SARs Granted	1,086,275 (2)	--	--
Full-Value Awards Granted	330,311	270,745	458,715
Total Shares Granted	1,416,586	270,745	458,715
Shares Outstanding	34,691,618	34,457,098	33,922,009
Annual Share Usage	4.1%	0.8%	1.4%

3-year average of 2.1%

After taking into account remaining shares from prior plans and newly requested shares, potential dilution of 9.6% is in line with peers

Broad-Based Use of Equity

Plan benefits employees throughout the organization

- Awarding equity to a broad-base of employees helps Argo attract and retain superior talent and incentivize long-term shareholder value creation
    - 10% of total employees received equity compensation in 2018
    - 49% of total shares awarded were granted to non-executive employees
- Directors receive modest $70,000 award of RSUs as part of their annual director compensation

(1) Grants adjusted to include the effects of Argo Group's 15% stock dividend paid on March 21, 2018
(2) Includes 623 stock-settled SARs granted in 2016 and 1,085,652 cash-settled SARs that were converted to stock-settled SARs in 2016

Board Oversight of Risk Management

Board oversees development of Risk Management Policy and Chief Risk Officer's application of that Policy

Board-Level Responsibilities

- Ensure clear accountabilities are defined and a **risk aware culture** is fostered in line with Argo's Purpose and Values
- **Retain primary responsibility** for the Risk Management Policy and oversee compliance with the Policy
- Ensure Chief Risk Officer has **direct line of communication** with Board
- Ensure **independence of Risk Management function** from underwriting and business operations
- Ensure Chief Risk Officer and Risk Management function have **access to all necessary personnel and information** to ensure compliance with our Policy

Role of Chief Risk Officer

- **Implement, maintain, and ensure compliance** with the Policy; report to Board and CEO or CFO as appropriate
- **Develop processes** to ensure consistent application of risk management framework across entire organization
- Support Board in articulating risk appetite and **monitor risk exposures** against agreed risk tolerance limits
- **Recommend risk response and treatment options** if identified risks fall outside the Company's risk tolerance

Goals of Risk Management Framework

Risk Governance & Culture

- Define clear accountabilities and foster a risk aware culture in line with Argo's Purpose and Values

Risk Identification and Prioritization

- Ensure current and emerging risks that could materially impact our financial resources, volatility of resources or the viability of our business model are understood and articulated in a timely manner

Risk Appetite, Tolerances and Limits

- Board defines clear boundaries for acceptable risk taking are defined by the Board

Risk Management and Controls

- Ensure conscious management decisions are taken to secure opportunities and bring threats within acceptable bounds

Risk Reporting and Communication

- Clearly communicate and cascade risk information through all levels of the organization to support decision-making

Governance and Oversight of Sustainability

Environmental, Social and Governance (ESG) factors are overseen by our Board and embedded throughout Argo's operations, coordinated by our Sustainability Working Group

Board of Directors

- ✓ The Risk & Capital Committee receives periodic updates on material risks, including sustainability-related threats and opportunities

Sustainability Working Group (SWG)

- ✓ Coordinates sustainability activities and plans across the organization and meets on a quarterly basis
- ✓ Dedicated to the oversight of Sustainability and ESG policies, processes and issues facing the organization
- ✓ Chaired by the Chief Risk Officer, responsible for coordinating sustainability initiatives, including periodic internal reporting
- ✓ Reports each quarter to the Enterprise Risk Management Steering Committee, summarizing the activities of the SWG and outlining progress made with the sustainability action plan

Enterprise Risk Management (ERM)

- ✓ ERM strategy is rooted in our vision for managing risk: Risk intelligence enables Argo to achieve its strategic objectives by taking appropriate risks and exploiting opportunities
- ✓ Goal is to ensure Argo employees have access to the appropriate tools, processes and training to enable them to make informed and timely risk-based decisions

InsuranceERM The online resource for enterprise risk management

2019 Risk Innovation of the Year

CIR

2018 Risk Management Programme of the Year

Argo's Focus on Climate Change

Our ERM function recognizes the potential impact of climate change on Argo's business operations, insurance products and clients as a key risk that demands our attention and response

- Our Board's rigorous oversight process regards climate risk as it would other significant risks to our business and regularly evaluates potential challenges and opportunities
- We regularly perform stress test scenarios that consider the potential impact of high-carbon assets within our investment portfolio on its capital adequacy
- These stress test scenarios results have been reported to the ERM Steering Committee and Risk & Capital Committee of the Argo Group Board

ClimateWise

Insuring a sustainable future

Argo was a founding member of ClimateWise, a coalition which supports the insurance industry to better communicate, disclose and respond to the risks and opportunities associated with the climate-risk protection gap

Corporate Responsibility Initiatives

Human Capital Management

Maintaining and developing a diverse workforce is key to our success and fundamental to our culture

- **Training and Development:** *Training* magazine ranked Argo among the top 125 organizations in the world in 2019 for our successful learning and development programs
- **Employee Engagement:** Argo provides innovative, creative experiences and tools to maximize engagement, connectedness, and development across our organization

Information Security & Data Protection

The smart, accurate and safe use of data is essential to our long-term success and growth

- **Cybersecurity:** We are committed to continued internal audits of security systems and cyber risk measures, as well as making all necessary enhancements to ensure the safety of private information
- **Privacy Promise:** We recognize the importance of maintaining the privacy of our customers' data. We have effective controls and processes in place to protect our customers' information

Environment

Argo underscores its role as a responsible corporate citizen by working to minimize the environmental impact of our office services, facilities and technology operations

- **Office Locations:** We are actively improving the environmental impact of our operations, from moving to a greener workspace in London to improving our recycling and waste management practices within each office. As much as possible, we operate in a paperless environment, and we encourage employees to recycle more and reduce personal waste

Community

Our purpose of securing the future applies not only to our clients, but to the communities in which we live and work

- **The Argo Foundation:** Invests in programs and services that support the health and well-being of Bermuda's youth.
- **Volunteering:** Argo employees volunteer in local education, arts and social services fundraising events, and Argo amplifies our employees' charitable donations through our Matching Funds program

Seasoned and Accomplished Corporate Executive Team

Consistent management direction balanced with upgrading of talent to position Argo for disciplined and strategic growth

Name	Position	Years Experience *Industry / Argo Tenure*	Previous Employers
Mark Watson	President & CEO	31 / 20	Titan Holdings, Kroll & Tract
Jay Bullock	CFO	32 / 11	Bear Stearns
Kevin Rehnberg	President of U.S. / Chief Administrative Officer	31 / 6	OneBeacon, Travelers, St Paul, Chubb
Jose Hernandez	Chairman - International	30 / 3	AIG
Matt Harris	Head of International	26 / 2	AIG, IAG
Axel Schmidt	Chief Underwriting Officer	31 / 5	Aviva, Zurich
Alex Hindson	Chief Risk Officer	21 / 4	Amlin, Aon, IRMG
Bob Katzman	Chief Actuary	31 / 4	AIG, Travelers, Crum & Forster
Phil Vedell	US Chief Administrative Officer / Head of Global Operations	23 / 4	Catlin, Alterra
Andrew Breen	SVP, Digital	3 / 3	AMEX, Voxy, Medialets, Palm, Credit Suisse
Mark Rose	Chief Investment Officer	23 / 7	RBC, Deephaven, Goldman Sachs
Byron LeFlore	Executive Counsel	30 / 19	Arter & Hadden
Kurt Tipton	President - Rockwood	33 / 33	Rockwood
Oscar Guerrero	SVP and Deputy CFO	29 / 3	AIG, XL Group, Frontier
	Average Years of Experience	**27 / 9**	

Appendix:
Reconciliation of Operating Metrics

Adjusted Operating Income Reconciliation

	1Q 2019	1Q 2018	2018
Reported Net Income	$91.2	$24.8	$63.6
Income Tax (Benefit) Provision	8.9	0.2	4.1
Net (Loss) Income, before taxes	**$100.1**	**$25.0**	**$67.7**
Add (Deduct):			
Net Realized Investment Losses (Gains)	($52.5)	$15.7	$72.0
Foreign Currency Exchange Losses (Gains)	0.7	4.9	(0.1)
Adjusted Operating Income Before Taxes	**$48.3**	**$45.6**	**$139.6**
Provision for Income Taxes, at Assumed Rate[1]	7.2	9.1	27.9
Adjusted Operating Income	**$41.1**	**$36.5**	**$111.7**
ROAE	**20.1%**	**5.5%**	**3.6%**
Adjusted Operating ROAE	**9.1%**	**8.1%**	**6.3%**

All data in millions.

(1) Assumed tax rates of 20% and 15% for 1Q 2018 / 2018 and 1Q 2019 respectively.

Expense Ratio Reconciliation (2018)

Company	Net Premiums Earned	Underwriting Expenses[1]	Corporate Expenses	Amort. Of Intangibles	As Reported Expense Ratio	Adjusted Expense Ratio	Commentary
ARGO GROUP	$1,732	$655	NA	NA	37.8%	NA	▪ Includes corporate expenses and amort. of intangibles
Alleghany	4,976	1,617	$16	NA	32.5	32.8%	▪ Adjusts for corporate expenses, unable to adjust for amort. of intangibles
GLOBAL INDEMNITY	468	191	30	NA	40.8	47.1	▪ Includes amort. of intangibles, adjusts for corporate expenses
HALLMARK FINANCIAL	363	103	NA	$2	26.6	29.2	▪ Includes corporate expenses and amort. of intangibles
PROTECTIVE INSURANCE	433	124[2]	NA	NA	28.7	NA	▪ Includes corporate expenses, adjusts for amort. of intangibles
AMERICAN FINANCIAL GROUP INC. Specialty P&C Segment	4,865	1,560	NA	NA	32.1	NA	▪ Specifically calculates expense ratio for specialty P&C segment only
Arch Insurance Segment	2,206	714	NA	NA	32.4	NA	▪ Specifically calculates expense ratio for insurance segment only
AXIS	4,791	1,596	NA	14	33.3	33.6	▪ Includes corporate expenses, adjusts for amort. of intangibles
The Hanover Insurance Group	4,254	1,366	522[3]	892[4]	32.1	33.2	▪ Includes amort. of intangibles, adjusts for corporate expenses
JAMES RIVER INSURANCE COMPANY	815	188	201[3]	1	23.0	24.7	▪ Includes corporate expenses, adjusts for amort. of intangibles
MARKEL	4,712	1,778	NA	NA	37.7	NA	▪ Includes corporate expenses, unable to adjust for amort. of intangibles
SELECTIVE	2,436	809	25	NA	33.2	34.2	▪ Includes amort. of intangibles, adjusts for corporate expenses
RLI DIFFERENT WORKS	791	322	9	NA	40.6	41.8	▪ Includes amort. of intangibles, adjusts for corporate expenses
W. R. Berkley Corporation	6,372	2,099	193	NA	32.9	36.0	▪ Includes amort. of intangibles, adjusts for corporate expenses

Source: Company filings and SNL Financial for year ended 12/31/18.

(1) Excludes dividends to policyholders.

(2) Excludes one-time goodwill impairment charge.

(3) Represents other operating expenses. Adjusted expense ratios calculated as sum of amortization of intangibles and other operating expenses over net premiums earned.

(4) Represents amortization of deferred acquisition costs.

ARGO GROUP

Notice to Recipient

ABOUT ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

Argo Group International Holdings, Ltd. (NYSE: ARGO) is an international underwriter of specialty insurance and reinsurance products in the property and casualty market. Argo Group offers a full line of products and services designed to meet the unique coverage and claims handling needs of businesses in two primary segments: U.S. Operations and International Operations. Argo Group's insurance subsidiaries are A. M. Best-rated 'A' (Excellent) (third highest rating out of 16 rating classifications) with a stable outlook, and Argo Group's U.S. insurance subsidiaries are Standard and Poor's-rated 'A-'(Strong) with a positive outlook. More information on Argo Group and its subsidiaries is available at www.argolimited.com.

ADDITIONAL INFORMATION

Argo Group International Holdings, Ltd. ("Argo Group") has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with its solicitation of proxies for its 2019 Annual General Meeting of Shareholders (the "2019 Annual General Meeting"). ARGO GROUP SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Argo Group with the SEC without charge from the SEC's website at www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Argo Group, its directors and certain of its executive officers may be deemed to be participants in connection with the solicitation of proxies from Argo Group's shareholders in connection with the matters to be considered at the 2019 Annual General Meeting. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.